Schedule A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

The following table sets forth transactions in the shares of Common Stock effected by the Reporting Person during the past sixty (60) days. Such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/10/2026	(1,959,221)	24.48	24.44 – 24.52